UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission file number: 001-38556

ENTERA BIO LTD.
(Exact Name of Registrant as Specified in Its Charter)

Kiryat Hadassah
 Minrav Building – Fifth Floor
Jerusalem, Israel
 (Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Enclosed hereto and incorporated herein by reference are copies of the following items being furnished by Entera Bio Ltd. (“Entera”) in connection with its annual general meeting of shareholders (the “Meeting”) to be held at Entera’s offices, located at Kiryat Hadassah, Minrav Building – Fifth Floor, Jerusalem, Israel, on Thursday, September 27, 2018 at 10:00 a.m., Israel time:

Exhibit

Exhibit 99.1: Notice and Proxy Statement, each dated August 23, 2018, in connection with the Meeting.

Exhibit 99.2: Proxy Card for use in connection with the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTERA BIO LTD. (Registrant)

By:	/s/ Dr. Philip Schwartz
Name: Philip Schwartz
Title: Chief Executive Officer

Date: August 23, 2018